Exhibit 99.2

TABLE OF CONTENTS

PROXY STATEMENT FOR ANNUAL GENERAL MEETING	1

EXECUTIVE DIRECTOR COMPENSATION	4

PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2016	11

PROPOSAL 2—DISCHARGE OF THE MEMBERS OF OUR BOARD FROM CERTAIN LIABILITIES	12

PROPOSAL 3—RE-APPOINTMENT OF TWO NON-EXECUTIVE DIRECTORS	13

PROPOSAL 4—AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS	14

PROPOSAL 5—DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES, TO GRANT RIGHTS TO SUBSCRIBE FOR SHARES AND TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS	15

PROPOSAL 6—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2017	16

PROPOSALS FOR THE 2018 ANNUAL GENERAL MEETING	17

DIRECTOR INDEPENDENCE	17

SOLICITATION OF PROXIES	17

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY	17

OTHER MATTERS	18

InterXion Holding N.V.

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands 31-20-880-7600

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING

To Be Held On June 30, 2017

We are sending you our proxy materials in connection with the solicitation of the enclosed proxy by the board of directors (the “Board”) of InterXion Holding N.V. (the “Company”) for use at the Annual General Meeting, and at any adjournments thereof.

The meeting of shareholders to which this Proxy Statement relates constitutes the Annual General Meeting under the laws, rules and regulations of The Netherlands, the United States and the New York Stock Exchange.

Attending the Annual General Meeting

The Annual General Meeting will be held on June 30, 2017, at 9:00 CET, at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, to consider the matters set forth in the Notice of Annual General Meeting. This Proxy Statement and the form of proxy enclosed are being mailed to shareholders commencing on or about June 5, 2017.

In accordance with our Articles of Association, shareholders must inform the Company in writing of their intention to attend the Annual General Meeting, and the Company must receive such notice by June 23, 2017 before 17:00 CET. Notice to attend the Annual General Meeting should be sent to: Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than 17:00 CET June 23, 2017. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the record date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Access to the Annual General Meeting is permitted only after verification of personal identification.

Shareholders Entitled to Vote

Only shareholders of record of the ordinary shares, EUR 0.10 nominal value per share, of the Company (the “ordinary shares”) at the close of the NYSE market on June 2, 2017 according to the share register of American Stock Transfer & Trust Company, LLC, our registrar and transfer agent, or the Company’s shareholders’ register in The Netherlands, or such shareholders’ proxies, will be entitled to attend and vote at the Annual General Meeting. Each ordinary share entitles the holder thereof to one vote on each matter that is voted on at the Annual General Meeting. The number of outstanding ordinary shares entitled to vote on each proposal at the Annual General Meeting is 71,048,522, according to the share register of American Stock Transfer & Trust Company, LLC, as of the close of the NYSE market on June 2, 2017.

Street Name Holders and Record Holders

If you own ordinary shares through a broker, the registered holder of those shares is the broker or its nominee. Such shares are often referred to as held in “street name,” and you, as the beneficial owner of those shares, do not appear in the share register of American Stock Transfer & Trust or our shareholders’ register. For street name shares, there is a two-step process for distributing our proxy materials and tabulating votes. Brokers inform us how many of their clients own ordinary shares in street name, and the broker forwards our proxy materials to those beneficial owners. If you receive our proxy materials, including a voting instruction card, from your broker, you should vote your shares by following the procedures specified on the voting instruction card. Shortly before the Annual General Meeting, your broker will tabulate the votes it has received and submit a proxy card to us reflecting the aggregate votes of the street name holders. If you plan to attend the Annual General Meeting and vote your street name shares in person, you should contact your broker to obtain a broker’s proxy card and bring it to the Annual General Meeting.

If you are the registered holder of ordinary shares, you are the record holder of those shares, and you should vote your shares as described below under “How Record Holders Vote.”

How Record Holders Vote

You can vote at the Annual General Meeting in person or by proxy. We recommend that you vote by proxy even if you plan to attend the Annual General Meeting. You can always attend the Annual General Meeting and revoke your proxy by voting in person.

You can vote by proxy by completing, signing, dating and mailing our enclosed proxy card.

By giving us your proxy, you are authorizing the individuals named on our proxy card, the proxies, to vote your shares in the manner you indicate. You may vote “FOR” or “AGAINST” or “ABSTAIN” from voting on (1 b) the adoption of our Dutch statutory annual accounts for the financial year 2016, (2) the discharge of the members of our Board from certain liabilities for the financial year 2016, (3) the re-appointment of two Non-Executive Directors, (4) the award of restricted shares to our Non-Executive Directors, (5 a) designating the Board to issue shares and to grant rights to subscribe for up to 2,871,542 shares in the share capital of the Company and to restrict or exclude pre-emption rights in relation to employee incentive schemes as described in the proxy statement, (5 b) designating the Board to issue and to grant rights to subscribe for shares in the share capital of the Company representing up to 10% of the issued share capital of the Company for general corporate purposes, as described in the proxy statement, and (6) the appointment of KPMG Accountants N.V. to audit the annual accounts for the financial year 2017.

If you vote by proxy without indicating your instructions, your shares will be voted FOR:

•	The adoption of our Dutch statutory annual accounts for the financial year 2016;

•	The discharge of the members of our Board from certain liabilities for the financial year 2016;

•	The re-appointment of two Non-Executive Directors;

•	The award of restricted shares to our Non-Executive Directors;

•

The designation of the Board as the authorized corporate body to issue shares and to grant rights to subscribe for up to 2,871,542 shares in the share capital of the Company and to restrict or exclude pre-emption rights in relation to the Company’s employee incentive schemes;

•

The designation of the Board as the authorized corporate body to issue shares and to grant rights to subscribe for shares in the share capital of the Company representing up to 10% of the issued share capital of the Company for general corporate purposes; and

•	The appointment of KPMG Accountants N.V. to audit the annual accounts for the financial year 2017.

Revocation of Proxies

A shareholder may revoke a proxy at any time prior to its exercise (i) by mailing a written notice of revocation of the proxy’s authority to Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, (ii) by submitting a duly elected proxy bearing a later date or (iii) by attending the Annual General Meeting and voting in person. Your attendance at the meeting alone will not revoke your proxy.

Quorum and Votes Necessary for Action to be Taken

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting and entitled to vote on the proposal is required to approve each of the proposals set forth in this proxy statement.

Although there is no quorum requirement under our Articles of Association or Dutch law, ordinary shares abstaining from voting will count as shares present at the Annual General Meeting but will not count for the purpose of determining the number of votes cast. “Broker non-votes” will not count as shares present at the Annual General Meeting or for the purpose of determining the number of votes cast. “Broker non-votes” are shares that are held in “street name” by a bank or brokerage that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or on a ballot voted in person at the Annual General Meeting. Shares will not be voted in favour of a proposal if either (1) the shareholder abstains from voting on a particular matter or (2) the shares are broker non-votes.

Other Matters

As of the date of this Proxy Statement, our Board does not know of any business that will be presented for consideration at the Annual General Meeting other than the matters described in this Proxy Statement. If any other matters are properly brought before the Annual General Meeting, the persons named in the enclosed form of proxy will vote the proxies in accordance with their best judgment.

EXECUTIVE DIRECTOR COMPENSATION

On May 31, 2017, the Company filed a Registration Statement on Form S-8 relating to the InterXion Holding N.V. 2017 Executive Director Long-Term Incentive Plan (the “2017 Plan”) with the SEC. The 2017 Plan does not increase the total number of shares that may be granted to the Executive Director, but rather will share in the same share pool that remains available for grant under the InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan.

A description of the total compensation package, including the 2017 Plan, follows. The terms and conditions of the 2017 Plan retroactively apply to all unvested shares from the conditional performance share awards made in 2015 and 2016. With this, no final performance share awards will be voted upon at this Annual General Meeting. The Board will make a proposal to award final performance shares for the years 2015 and 2016 at the Annual General Meetings in 2018 and 2019, respectively.

The goal of our Executive Director’s compensation approach is to provide compensation that attracts and retains the Executive Director in this fast growing and highly competitive market segment and pays for performance that is directly linked to the business to ensure strong growth and value creation for our shareholders.

The Executive Director’s compensation is approved by the Board, based on proposals of the Compensation Committee. This, in turn, is based on consultation with our independent compensation advisor, Mercer, and market data within the Company’s peer group (as described below) and performance against predetermined targets.

The total direct compensation program for our Executive Director consists of (i) a base salary, (ii) short-term incentives (“STI”) in the form of an annual cash bonus, (iii) long term incentives (“LTI”) in the form of performance shares, and (iv) perquisites consisting of a car allowance. Our goal is to provide the Executive Director with a base salary around the 50th percentile and STI and LTI in the range of the 50th to 75th percentile of our peer group discussed below.

Overall, for 2015, 2016, and 2017, at risk compensation is 79% of total compensation at target and 86% of total compensation at maximum pay-out of both STI and LTI. The ultimate value of the annual LTI award to the Executive Director is dependent on (1) the number of shares actually earned based on the Company’s relative total shareholder return (“TSR”) performance against the constituents of the S&P SmallCap 600 and (2) the Company’s share price on the date of determination. The charts below have been based on (i) the number of shares awarded at target and at maximum pay-out of 175% of the number of shares awarded at target and (ii) are valued using the Company’s share price on the date of the conditional award. These charts do not take into account any appreciation or depreciation of the Company share price that may occur over the performance period.

The Company operates in a highly competitive and fast growing environment where most of our peers are U.S. headquartered companies. We therefore fashion our compensation structures and pay mix to blend both European and U.S. practices. We assess the compensation of the Executive Director against the compensation of executive directors at peer companies based on data provided by Mercer. Our peer group consists of the companies listed below, most of which have European operations and with whom we compete for talent and/or customers and capital. The benchmarking analysis takes into consideration the relative Company size, the Company’s European aspects, and the growth trajectory of our Company. We benchmark our compensation levels at least every three years, under the guidance of the Compensation Committee, with the most recent analysis performed by Mercer in March 2017.

Our peer group consists of the following companies:

• Akamai Technologies	• Dupont Fabros Technologies	• Red Hat
• Autodesk	• Equinix	• Synopsys
• Coresite Realty	• F5 Networks	• Trimble Navigation
• CyrusOne	• Factset Research Systems
• Digital Realty Trust	• Internap Network Services

Short Term Incentive

The STI plan for our Executive Director provides for an annual cash bonus. The annual at target value of the cash bonus is 110% of base salary (the “Target Cash Bonus”) for 2017 (compared to 100% of base salary for 2015 and 2016), with a maximum pay-out opportunity of 145% of the Target Cash Bonus. The actual pay-out from the STI plan depends on the achievement of Company revenue, Company Adjusted EBITDA Margin, and individual objectives, all measured over the performance year. These performances objectives are set each year by the Compensation Committee at the beginning of the performance period, and are based on the Company’s operating plan. Individual objectives are focused on internal organizational improvements.

The performance achievement on each of these measures, together with their weighting, determine the pay-out of the cash bonus in accordance with the table below.

Pay-out as % of Target Cash Bonus

	Pay-out at Threshold Performance	Pay-out at Target Performance	Pay-out at Maximum Performance
Company Revenue	0%	40%	60%
Company Adjusted EBITDA Margin	0%	40%	60%
Individual Performance Objectives	0%	20%	25%
Pay-out as % of at target cash bonus	0%	100%	145%

The cash bonus is paid once Shareholders approve the annual accounts for the performance year at the Annual General Meeting in the following year.

Long Term Incentive

We have sought feedback from a variety of sources with regards to the long-term incentive (performance share) plan for our Executive Director. Based on the feedback provided and in aligning our plan with best practices, we have made a number of changes in our Executive Director’s long-term incentive plan, the main ones which are listed below:

•

Disconnected long-term incentive compensation from short-term Company performance by making 100% of the annual conditional performance share awards to our Executive Director subject to relative TSR performance only.

•	Extended the relative TSR performance period from two to three years.

•

Changed the way performance is measured, moving from measuring the Company’s TSR performance against the performance of the S&P SmallCap 600 Index, to measuring our TSR performance against the TSR performance of the constituents of the S&P SmallCap 600, based on a percentile ranking approach. Given the unique nature of our business and the number of direct peers in our industry, we consider the S&P SmallCap 600 to be the appropriate comparator group.

•

Did not change the value of the award at target. The maximum pay-out opportunity was increased from 150% to 175% of the at target award as the result of the plan amendment, and this award adjustment is a consequence of longer and more rigorous performance conditions.

The 2017 Plan has a four-year vesting period with no additional holding requirements. The Compensation Committee carefully considered whether implementation of a holding period or stock ownership requirement is appropriate at this time. Considering that our Executive Director has a substantial personal shareholding in the Company’s shares, the Committee decided that such provisions are not currently necessary. The Board and the Compensation Committee are constantly striving to ensure strong alignment of our Executive Director’s interests with long-term shareholder value throughout his employment with the Company, and will keep this matter under regular review.

The 2017 Plan will not only apply to the 2017 conditional performance share award and future awards to our Executive Director but we are retroactively applying the terms of the 2017 Plan to all unvested performance shares awarded in 2015 and 2016. The final performance share awards for these award years will be determined in early 2018 and 2019, respectively, in accordance with the plan rules of the 2017 Plan. The final performance share awards will be subject to Board and shareholder approval at the Annual General Meetings in 2018 and 2019.

Pursuant to the 2017 Plan, performance shares are conditionally awarded on an annual basis at the beginning of each performance year. The annual at target value of the conditional performance share award to our Executive Director is 300% of base salary. The number of performance shares conditionally awarded per annum is determined by the annual at target value of the conditional award and the average Company share price in January of the first performance year (conditional award year).

The conditional performance share award to the Executive Director is granted at target and subject to the Company’s TSR performance relative to the TSR performance of the constituents of the S&P Small Cap 600 over a three-year period. The three-year performance period runs from January 1 in the first performance year through December 31 in the third performance year. The basis for the performance achievement calculation is the average closing share price in the month of January in the first performance year, and the average closing share price in the month of December in the third performance year. Performance is measured based on a percentile ranking basis, with pay-outs in accordance with the performance/pay-out table below:

Relative TSR performance	Pay-out as % of # shares conditionally awarded
75th Percentile or greater	175%
50th Percentile	100%
25th Percentile	25%
Less than 25th Percentile	0%

For performance between percentile levels shown, pay-outs are linearly interpolated.

Subject to the relative TSR performance threshold being met, the performance shares will vest in two equal instalments. The first instalment (50% of the final performance share award) will vest upon approval at the Annual General Meeting in the year following the end of the three-year performance period. The second instalment (50% of the final performance share award) will vest on the fourth anniversary of the conditional award.

Upon a change of control AND (1) in the event the performance share plan or the individual award agreement is terminated, or (2) the management agreement between the Executive Director and the Company is terminated by the Company other than for cause, or (3) the Executive Director is offered a position which is a material demotion to the current position, all performance shares will vest immediately.

Upon retirement, permanent disability or death of the Executive Director, all outstanding and unvested portions of awards will be pro-rated for the period served during the performance period. The pro-rated number of shares will then be adjusted for relative TSR performance over the three-year performance period, and vest in accordance with the vesting schedule of the plan.

In the event the management agreement between the Executive Director and the Company is terminated for cause, all vested and unvested parts of awards made pursuant to the 2017 Plan will be forfeited immediately.

Potential Compensation Pay-Outs

The tables below summarize our Executive Director’s at target and maximum total direct compensation in 2015, 2016 and 2017.

	2015 & 2016 Annual at target amounts	2017 Annual at target amounts

Base Salary	€ 550,000	€ 550,000

Car Allowance	€ 40,000	€ 40,000

STI: Cash Bonus	€ 550,000 (100% of Base Salary)	€ 605,000 (110% of Base Salary)

LTI: Performance Shares	€ 1,650,000 (300% of Base Salary)*	€ 1,650,000 (300% of Base Salary)

Total direct compensation	€ 2,790,000	€ 2,845,000

	2015 & 2016 Annual maximum amounts	2017 Annual maximum amounts

Base Salary	€ 550,000	€ 550,000

Car Allowance	€ 40,000	€ 40,000

STI: Cash Bonus	€ 797,500 (145% of at target bonus)	€ 877,250 (145% of at target bonus)

LTI: Performance Shares	€ 2,887,500 (175% of at target award in # shares)*	€ 2,887,500 (175% of at target award in # shares)

Total direct compensation	€ 4,275,000	€ 4,354,750

*

For the years 2015 and 2016, the tables provide the at target and maximum values at award date of the conditional performance share awards made in these years. Of the 68,639 performance shares that were conditionally awarded in 2015, 38,287 shares from this award have vested following the initial adjustment in 2016 of the number of performance shares (in accordance with the terms and conditions of the previous long-term incentive plan), and shareholder approval at the 2016 Annual General Meeting. The unvested portion of 34,320 shares (50%) of the 2015 conditional performance share award is subject to the terms and conditions of the 2017 Plan. The 61,469 performance shares conditionally awarded in 2016 are all subject to the terms and conditions of the 2017 Plan.

In April 2017 the Board approved an increase of the Target Cash Bonus from 100% to 110% of annual base salary to align the cash bonus at target to common practice within our peer group, in accordance with our competitive positioning statement. There was no adjustment made to base salary.

The LTI values are the values at the date of award of the conditional performance share awards to the Executive Director. These values have been based on the number of shares awarded at target and at maximum pay-out of 175% of the number of shares awarded at target using the Company share price on the date of the conditional award. These values do not take into account any appreciation or depreciation of the Company share price that may occur over the performance period.

The number of shares at target is derived from the annual at target LTI value of 300% of the Executive Director’s base salary, and the January averages of both the Company closing share price and the USD/EURO exchange rate in the conditional award year. The number of performance shares conditionally awarded in each of these award years are provided in the section below under “2015 – 2017 Long-Term Incentive Awards”.

Actual Short-Term Incentive Pay-Outs: 2015 Achievement Against Target

In 2015, the Target Cash Bonus for our Executive Director was € 550,000, or 100% of base salary, with a maximum pay-out opportunity of 145% of the Target Cash Bonus. The table below sets out the performance targets set for 2015 and the achievement against them.

	Target Weighting	Target Performance	Actual Performance	Pay-out (% of at target cash bonus)
Company Revenue (in million €) Company Revenue Growth	40%	€381.6 12.0%	€386.6 13.5%	60%
Company Adjusted EBITDA Margin	40%	44.0%	44.3%	46%
Individual Performance Objectives	20%		Met	20%
Overall Performance Achievement %				126.0%

Based on actual performance delivered in the performance year 2015, a bonus pay-out of € 693,000 (126.0% of the Target Cash Bonus) was approved by the Board in February 2016. The cash bonus was paid upon Shareholder approval of the 2015 annual accounts at the 2016 Annual General Meeting in June 2016. The Company revenue growth and the Company Adjusted EBITDA Margin targets were on an IFRS reported revenue and adjusted EBITDA margin basis.

Actual Short-Term Incentive Pay-outs: 2016 Achievement Against target

In 2016, the Target Cash Bonus for our Executive Director was € 550,000, or 100% of base salary, with a maximum pay-out opportunity of 145% of the Target Cash Bonus. The table below sets out the performance targets set for 2016 and the achievement against them.

	Target Weighting	Target Performance	Actual Performance	Pay-out (% of at target cash bonus)
Company Revenue (in million €) Company Revenue Growth	40%	€424.0 9.7%	€421.8 9.1%	28.6%
Company Adjusted EBITDA Margin	40%	44.9%	45.3%	60%
Individual Performance Objectives	20%		Met	20%
Overall Performance Achievement %				108.6%

Based on actual performance delivered in the performance year 2016, a bonus pay-out of € 597,143 (108.6% of the Target Cash Bonus) was approved by the Board in February 2017. The cash bonus will be paid upon Shareholder approval of the 2016 annual accounts at the 2017 Annual General Meeting in June 2017. The Company revenue growth and the Company Adjusted EBITDA Margin target were on an IFRS reported revenue and adjusted EBITDA margin basis.

2015 – 2017 Long-Term Incentive Awards

The following table provides the number of performance shares conditionally awarded in 2015, 2016 and 2017, and the number of shares that would be awarded (subject to Shareholder approval) based on three-year relative TSR performance at the 25th, 50th, and 75th percentile performance of the constituents of the S&P SmallCap 600.

	# Performance shares conditionally awarded*	# Performance shares to be awarded based on relative TSR performance
Conditional award year		At 25th percentile	At 50th percentile	At 75th percentile
2015	34,320**	8,580	34,320	60,060
2016	61,469	15,367	61,469	107,571
2017	46,808	11,702	46,808	81,914

*	Calculated based on the Company’s share price on award date of $27.95 (2015), $29.16 (2016) and $37.42 (2017).
**

The unvested portion (50%) of the 2015 conditional performance share award of 68,639 performance shares. 38,287 shares from the 2015 award have already vested following the initial adjustment in 2016 of the number of performance shares (in accordance with the terms and conditions of the previous long-term incentive plan), and shareholder approval at the 2016 Annual General Meeting of the adjusted award.

As mentioned earlier, with retroactive effect, all unvested performance shares from the conditional performance share awards made in 2015 and 2016 are deemed to have been awarded under the terms and conditions of the 2017 Plan. The final performance share awards for these award years will be determined in early 2018 and 2019, respectively, in accordance with the rules of the 2017 Plan. The final award of the performance shares conditionally awarded in 2017 will be determined in early 2020.

The final performance share awards for the three conditional award years of 2015, 2016 and 2017, will be subject to Board approval and then shareholder approval at the Annual General Meetings in 2018, 2019 and 2020, respectively. Should the final awards be approved, the shares will vest in two equal instalments. The first instalment (50% of the final performance share award) will vest upon approval at the relevant Annual General Meeting, the second instalment (50% of the final performance share award) will vest on January 1 the year thereafter.

PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2016

a.

At the Annual General Meeting, we will (in accordance with section 2:135 paragraph 5a of the Dutch Civil Code) discuss the execution of the remuneration policy during the year 2016 on the basis of the information provided by the Company on pages 40 and 41 of the Dutch statutory annual accounts for the year ended December 31, 2016 (“2016 Annual Accounts”).

b.	Our shareholders will be asked to adopt the 2016 Annual Accounts.

c.

We will report on the business and the results of operations for the year ended December 31, 2016 based on the 2016 Annual Accounts and we will discuss the application of the Dutch corporate governance code and the reservation and dividend policy.

Our 2016 Annual Accounts are audited and prepared in accordance with International Financial Reporting Standards. The 2016 Annual Accounts contain certain disclosures not required under generally accepted accounting principles in the United States (“US GAAP”). A copy of the 2016 Annual Accounts can be accessed through our website, www.interxion.com, and may be obtained free of charge by request to Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. Approval of this proposal will constitute approval of the matters set forth in the 2016 Annual Accounts.

We will discuss the application of the Dutch corporate governance code. Shareholders will not be entitled to adopt a binding resolution in connection with the application of the Dutch corporate governance code by the Company.

Under Dutch law, we are required to provide shareholders with an opportunity to discuss our dividend policy and any major changes in that policy. Shareholders will not be entitled to adopt a binding resolution determining our future dividend policy.

THE BOARD RECOMMENDS A VOTE FOR THE ADOPTION OF OUR 2016 ANNUAL ACCOUNTS.

PROPOSAL 2—DISCHARGE OF THE MEMBERS OF OUR BOARD FROM CERTAIN LIABILITIES

At the Annual General Meeting, as permitted under Dutch law and customary for Dutch companies, we are asking our shareholders to discharge the members of our Board from certain liabilities with respect to the exercise of their duties during our financial year ended December 31, 2016. If our shareholders approve this discharge of certain liabilities, then the persons concerned will not be liable to the Company for actions that they took on behalf of the Company in the exercise of their duties during the financial year 2016. However, the discharge does not apply to matters that are not disclosed to our shareholders, and it does not affect the liability, if any, of our Board to our shareholders. The discharge is also subject to the provisions of Dutch law relating to liability upon bankruptcy.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DISCHARGE OF THE MEMBERS OF OUR BOARD FROM CERTAIN LIABILITIES FOR THE FINANCIAL YEAR 2016.

PROPOSAL 3—RE-APPOINTMENT OF TWO NON-EXECUTIVE DIRECTORS

Pursuant to the Company’s Articles of Association, the term of our class I Non-Executive Directors Mr. Frank Esser and Mr. Mark Heraghty shall expire immediately following this Annual General Meeting.

a. The Board, after due consideration, recommends that Mr. Esser be re-appointed for a three-year term (such that Mr. Esser’s term shall expire immediately following the Annual General Meeting in 2020) as Non-Executive Director.

Frank Esser, Non-Executive Director

Mr. Esser joined the Company’s Board in June 2014. From 2000 onwards, Mr. Esser has held various positions with the French telecom operator SFR, where, from 2002 to 2012, he was President and CEO. From 2005 to 2012, he was a member of the Board of Vivendi Management. Before that he was a Senior Vice President of Mannesmann International Operations until 2000. Mr. Esser serves on the board of Dalensys S.A. and Swisscom AG. Until September 2016, he also served on the board of AVG N.V. Mr. Esser is a Business Administration graduate from Cologne University and he holds a Doctorate in Business Administration from Cologne University.

b. The Board, after due consideration, recommends that Mr. Heraghty be re-appointed for a three-year term (such that Mr. Heraghty’s term shall expire immediately following the Annual General Meeting in 2020) as Non-Executive Director.

Mark Heraghty, Non-Executive Director

Mr. Heraghty joined the Company’s Board in June 2014. His most recent executive role was as Managing Director of Virgin Media Business. In December 2016, he was appointed as Non-Executive Chairman of John Henry Group Ltd. From 2006 to 2009, he was President EMEA for Reliance Globalcom with regional responsibility for the former FLAG Telecom and Vanco businesses, which Reliance acquired. From 2000 to 2003, he was CEO Europe for Cable & Wireless. Mr. Heraghty graduated from Trinity College Dublin with a degree in Mechanical Engineering (1985) and holds an MBA from Warwick University (1992).

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RE-APPOINTMENT OF FRANK ESSER AS NON-EXECUTIVE DIRECTOR.

THE BOARD ALSO RECOMMENDS THAT YOU VOTE FOR THE RE-APPOINTMENT OF MARK HERAGHTY AS NON-EXECUTIVE DIRECTOR.

PROPOSAL 4—AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS

For the financial year 2017, the annual cash compensation for each Non-Executive Director is EUR 40,000 gross, whereby the Chairman receives an additional cash compensation of EUR 50,000 gross; which amounts are the same as for the financial year 2016.

For the financial year 2017, the cash fees for committee participation are listed below:

•

Audit Committee. Each member of the Company’s Audit Committee will receive EUR 20,000 gross per annum in addition to the Board Compensation and the Chairman of the Company’s Audit Committee will receive a further EUR 10,000 gross per annum;

•

Compensation Committee. Each member of the Company’s Compensation Committee will receive EUR 5,000 gross per annum in addition to the Board Compensation and the Chairman of the Company’s Compensation Committee will receive a further EUR 5,000 gross per annum.

Cash fees for committee participation have not changed compared to the financial year 2016.

At the Annual General Meeting, our shareholders will be asked to approve the following adjustment to the share compensation of the Non-Executive Directors for the period between the 2017 Annual General Meeting and the 2018 Annual General Meeting.

Each Non-Executive Director will be awarded restricted shares equivalent to a value of EUR 40,000 under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan (which is an exhibit to the Form 6-K filed by the Company on March 26, 2014; available at www.sec.gov) and containing the following key terms:

•	The number of restricted shares will be set on the basis of the Company’s share value at the closing of the New York Stock Exchange on the day of the Annual General Meeting;

•	All of these restricted shares will vest on the day of the next Annual General Meeting subject to the non-executive director having served for the entire period;

•

The restricted shares will be locked up (be non-exercisable) for a period that will end three years from the date of award or on the date the Non-Executive Director ceases to be a Non-Executive Director of the Company, whichever is sooner; and

•	Upon a change of control, these restricted shares will vest immediately and any lock provisions will expire.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE AWARD OF RESTRICTED SHARES TO EACH OF OUR NON-EXECUTIVE DIRECTORS WITH A VALUE OF EUR 40,000.

PROPOSAL 5—DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES, TO GRANT RIGHTS TO SUBSCRIBE FOR SHARES AND TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS

At the Annual General Meeting held on June 24, 2016, the shareholders designated the Board for a period of 18 months as the corporate body authorized to (i) issue shares or grant rights to subscribe for up to 3,501,301 shares, without pre-emption rights accruing to the shareholders in connection with our employee incentive schemes, and (ii) issue and grant rights to subscribe for shares up to 10% of our current authorized share capital for general corporate purposes.

These designations will end on December 23, 2017 but may be extended by the General Meeting for a period not exceeding five years.

a. In accordance with the terms of the Company’s previous 2011 International Stock Option and Incentive Master Award Plan and its current 2013 Amended International Equity Based Incentive Plan (which is an exhibit to the Form 6-K filed by the Company on March 26, 2014; available at www.sec.gov) and 2017 Executive Director Long Term Incentive Plan (which is an exhibit to the Form S-8 Registration Statement filed by the Company on May 31, 2017; available at www.sec.gov), the Company may award up to 5,273,371 shares to its directors and employees under long term incentive agreements. As of May 31, 2017, 2,401,829 of these shares have actually been issued to participants. In order to allow the Company to continue to issue shares out of this pool to meet its obligations under its long term incentive plans, it is proposed to extend with 18 months (until December 29, 2018) the designation of the Board as the corporate body of the Company which will be authorized to issue the remaining 2,871,542 shares or grant rights to subscribe for these shares (which represent approximately 4% of the Company’s currently issued share capital) with the power to restrict or exclude the right of pre-emption thereto.

b. In order to allow the Company to be sufficiently flexible in relation to its funding requirements, it is also proposed to extend with 18 months (until December 29, 2018) the designation of the Board as the corporate body of the Company which will be authorized to issue shares or grant rights to subscribe for shares representing 10% of the Company’s currently issued share capital.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DESIGNATION OF THE BOARD FOR A PERIOD OF 18 MONTHS TO BE CALCULATED FROM THE DATE OF THIS ANNUAL GENERAL MEETING AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES OR GRANT RIGHTS TO SUBSCRIBE FOR UP TO 2,871,542 SHARES, WITHOUT PRE-EMPTION RIGHTS ACCRUING TO SHAREHOLDERS FOR THE PURPOSE OF THE COMPANY’S EMPLOYEE INCENTIVE SCHEMES.

THE BOARD ALSO RECOMMENDS THAT YOU VOTE FOR THE DESIGNATION OF THE BOARD FOR A PERIOD OF 18 MONTHS TO BE CALCULATED FROM THE DATE OF THIS ANNUAL GENERAL MEETING AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES OR TO GRANT RIGHTS TO SUBSCRIBE FOR SHARES FOR GENERAL CORPORATE PURPOSES, UP TO 10% OF THE CURRENT ISSUED SHARE CAPITAL OF THE COMPANY FOR GENERAL CORPORATE PURPOSES.

PROPOSAL 6—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2017

The Company’s Articles of Association provide that the Shareholders at the Annual General Meeting instruct an auditor to examine the Annual Accounts drawn up by the Board, to lay a report of their findings before the Board and to make a statement with regard thereto.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to instruct KPMG Accountants N.V. to act as independent auditor for the year ending December 31, 2017.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT ACCOUNTS FOR THE FINANCIAL YEAR 2017.

PROPOSALS FOR THE 2018 ANNUAL GENERAL MEETING

Because we are a Dutch public limited company whose shares are traded on the New York Stock Exchange, both U.S. and Dutch rules and timeframes apply if you wish to submit a candidate for our Board to be considered for election at the 2018 Annual General Meeting or if you wish to submit another kind of proposal for consideration by shareholders at the 2018 Annual General Meeting.

Under our Articles of Association, if you are interested in submitting a proposal to be presented at the 2018 Annual General Meeting, you must fulfil the requirements set forth in our Articles of Association, and we must receive your proposal at our office as set forth below no later than 60 days before the annual general meeting:

InterXion Holding N.V.

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands

You may contact us at Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, for a copy of the relevant provisions of the Company’s Articles of Association regarding the requirements for making shareholder proposals.

DIRECTOR INDEPENDENCE

New York Stock Exchange rules and regulations require listed companies to have a Board with a majority of independent directors. The Company’s Board currently consists of five directors. The board has determined that each of Frank Esser, Mark Heraghty, Rob Ruijter and Jean Mandeville has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is “independent” under NYSE listing standards. The remaining director, David Ruberg is considered to be non-independent.

Under the New York Stock Exchange listing standards, no director qualifies as independent unless the Board of the Company affirmatively determines that the director has no material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company, which would impair such director’s independence. In making its determination regarding director independence, the board applies independence standards that conform to the independence requirements of the New York Stock Exchange. The board considers all relevant facts and circumstances in making its independence determination.

SOLICITATION OF PROXIES

The Company is paying the costs for the solicitation of proxies, including the cost of preparing and mailing this Proxy Statement. Proxies are being solicited primarily by mail, but in addition, the solicitation by mail may be followed by solicitation in person, or by telephone or facsimile, by regular employees of the Company without additional compensation. The Company will reimburse brokers, banks and other custodians and nominees for their reasonable out-of-pocket expenses incurred in sending proxy materials to the Company’s shareholders.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

The Company files annual and current reports with the Securities and Exchange Commission (“SEC”). You may read and copy any of the reports or other materials that the Company files with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the reports and other materials we file electronically with the SEC. The address of that website is http://www.sec.gov. You may also obtain copies of this information by mail from the Public Reference Room at the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

OTHER MATTERS

Our Board knows of no other matters that will be presented for consideration at the Annual General Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

By:	/S/ David C. Ruberg
	Name:	David C. Ruberg
	Title:	Chief Executive Officer

June 5, 2017

A copy of our Dutch statutory annual accounts for the financial year ended December 31, 2016 is available without charge upon written request to: Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands.